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                                                                EXHIBIT 13(d)(6)


                                  [Image]

     Form 10-Q for UNITED OKLAHOMA BANKSHARES INC filed on May 15 1997





                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 10-Q

        Quarterly Report Pursuant to Section 13 or 15(d) of
                The Securities Exchange Act of 1934

For the quarter ended March 31, 1997 Commission file number 0-12047

                 UNITED OKLAHOMA BANKSHARES, INC.
      (Exact name of registrant as specified in its charter)

            Oklahoma                            73-09696432
    (State or other jurisdiction of        (I. R. S. Employer
    incorporation or organization)          Identification No.)

      4600 S.E. 29th Street
      Del City, Oklahoma                          73115
    (Address of principal executive offices)    Zip Code

Registrant's telephone number, including area code(405)677-8711

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         [X] Yes    No[ ]

As of May 6, 1997, 2,532,237 shares of the registrant's common stock, par value $1.00 per share, were outstanding.



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                   PART 1. FINANCIAL INFORMATION

  Item 1. Financial Statements

            UNITED OKLAHOMA BANKSHARES, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands except earnings per share)

                                                             Three months ended
                                                                  March 31,
                                                               1997       1996
                                                                 (Unaudited)
Interest income:
  Interest and fees on loans                                  $1,315      1,172
  Interest on federal funds sold                                  16         49
  Interest on securities                                         348        403
    Total interest income                                      1,679      1,624

Interest expense:
  Interest on deposits                                           586        632
  Interest on long-term debt                                      42         --
    Total interest expense                                       628        632

    Net interest income                                        1,051        992

  Provision for loan losses                                       75         84
  Net interest income after provision
    for loan losses                                              976        908

Non-interest income:
  Service charges on deposits                                    204        191
  Other service charges and fees, net                             51         56
  Securities gains                                                --         --
  Total non-interest income                                      255        247

Non-interest expense:
  Salaries and employee benefits                                 502        555
  Occupancy expense, net                                          81         57
  Other real estate owned                                         --          2
  Other                                                          303        185
  Total non-interest expense                                     886        799

  Income before income taxes                                     345        356

Income tax expense                                                88         97

  Net income                                                  $  257        259

Earnings per share**                                          $ 0.06       0.06

Average outstanding common shares                              2,532      2,532

**Earnings per share is calculated on year-to-date net income less the unpaid year-to-date preferred stock dividends. Preferred stock dividends accrue at $98,000 per quarter. See the Consolidated Balance Sheet, Stockholder Equity section for the number of authorized shares outstanding and total cumulated unpaid dividends.


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         UNITED OKLAHOMA BANKSHARES, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS
                            (Unaudited)

                                                        March 31,   December 31,
                                                          1997           1996
                                                             (In thousands)
ASSETS
Cash and due from banks                                 $  4,089          3,070
Federal funds sold                                         2,200             --
Investment securities                                     22,109         25,720
Loans                                                     55,783         51,183
  Unearned discounts                                          --             (2)
  Allowance for loan losses                               (1,020)          (908)
    Loans, net                                            54,763         50,273
Property and equipment, net                                4,016          4,077
Other real estate                                             50             47
Accrued interest receivable                                  541            594
Accounts receivable                                           71             80
Other assets                                                 399            190
                                                        $ 88,238         84,051
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Interest bearing                                      $ 57,278         57,506
  Non-interest bearing                                    15,178         15,614
    Total deposits                                        72,456         73,120

Deferred taxes                                             1,215          1,218
Other liabilities                                            589            890
  Total liabilities                                       79,260         75,228
Commitments and contingencies                                 --             --
Stockholders'equity:
Preferred stock, 9% cumulative, nonvoting
  $30 par value, redeemable at the Company's
  option at par plus cumulative unpaid
  dividends.  Cumulative unpaid preferred
  dividends amount to $4,508,460 or $31.05
  per share at March 31, 1997. Authorized
  150,000 shares; issued and outstanding
  145,199 shares in 1997 and 1996                          4,356          4,356
Class B preferred stock, $1 par value
  Authorized 500,000 shares;
  none issued or outstanding                                  --             --
Common stock, $1 par value. Authorized
  10,000,000 shares; issued 2,805,385
  in 1997 and 1996                                         2,805          2,805
Additional paid-in capital                                 7,358          7,358
Accumulated deficit                                       (4,348)        (4,605)
Net unrealized holding loss on investment
  securities available for sale,net of
  deferred taxes                                             (96)             6
                                                          10,075          9,920
Less cost of common stock held in Treasury
  (273,148 shares in 1997 and 1996)                       (1,097)        (1,097)
Net stockholders'equity                                    8,978          8,823
                                                        $ 88,238         84,051


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         UNITED OKLAHOMA BANKSHARES INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            (Unaudited)

                                                      March 31,   December 31,
                                                        1997         1996
                                                          (In thousands)
Preferred stock:

  Balance at beginning and end of year                 $ 4,356        4,356

Common stock:

  Balance at beginning and end of year                   2,805        2,805

Additional paid-in capital:

  Balance at beginning and end of year                   7,358        7,358

Accumulated deficit:

  Balance at beginning of year                          (4,605)      (5,540)
  Net income                                               257          935

  Balance at end of year                                (4,348)      (4,605)

Net unrealized holding gain (loss) on
investment securities available for sale:

  Balance at beginning of year                               6          (59)
  Implementation of change in accounting
  for investment securities,
  net of deferred taxes                                     --           --
  Change in net unrealized holding gain
  (loss) on investment securities
  available for sale, net of deferred taxes               (102)          65

  Balance at end of year                                   (96)           6

Treasury stock:

  Balance at beginning and end of year                  (1,097)      (1,097)
  Purchase stock                                            --           --

  Balance at end of year                                (1,097)      (1,097)

  Net stockholders' equity                             $ 8,978        8,823



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        UNITED OKLAHOMA BANKSHARES, INC.  AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited)

                                                          Three months ended
                                                               March 31,
                                                          1997         1996
                                                            (In thousands)
Cash flows from operating activities:
  Net Income                                             $   257          259
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                             118          106
    Provision for loan losses                                 75           84
    Provision for market decline-other real estate            --            2
    Amortization of intangibles                               --           --
    Amortization of premium, accretion of
      discounts, net                                          16           22
    Gain on sale of securities                                48           --
    Increase (decrease) in interest payable                 (105)        (178)
    (Increase) decrease in interest receivable                53          (23)
    (Increase) decrease in other assets                     (203)         (84)
    Decrease in deferred income taxes                         (3)          86
    (Decrease) increase in other liabilities                (196)        (196)
      Total adjustments                                     (197)        (181)

Net cash provided by operating activities                     60           78

Cash flows from investing activities:
  Proceeds from principal payments on mortgage
     backed securities                                       374          294
  Proceeds from maturities or sales of securities          3,106           --
  Purchase of securities                                      --           --
  Net (increase) decrease in loans                        (4,600)      (4,338)
  Capital expenditures                                       (57)        (158)
Net cash used in investing activities                     (1,177)      (4,202)

Cash flows from financing activities:
  Net increase in interest bearing and non-
    interest bearing demand deposits, savings
    and certificates of deposit                             (664)         386
  Long-term debt                                           5,000           --

Net cash provided by financing activities                  4,336          386

Net increase in cash and cash equivalents                  3,219       (3,738)

Cash and cash equivalents at beginning of period           3,070        8,884

Cash and cash equivalents at end of period               $ 6,289        5,146

 Supplemental disclosure of noncash investing activities:

 Net unrealized holding loss on investment securites
 available for sale, net of deferred tax                 $   (96)        (163)



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         United Oklahoma Bankshares, Inc. and Subsidiaries
       Notes to Consolidated Quarterly Financial Information
                            (Unaudited)


1.   Summary of Significant Accounting Policies

     The accounting and reporting policies of United Oklahoma Bankshares, Inc. (the "Company") and its subsidiaries conform to generally accepted accounting principles and practices within the banking industry. The following represent the more significant of those policies and practices.

     Principles of Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all wholly owned, after elimination of all significant intercompany accounts and transactions.

     Securities

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115), at January 1, 1994. Under Statement 115, the Company classified its debt and marketable equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. No investment securities within the portfolio are considered trading. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in held to maturity are classified as available for sale.



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Item 2.

         Management's Discussion and Analysis of Financial
                  Condition and Operating Results

Results of Operations-Quarter Ended March 31, 1997

The following discussion and analysis is designed to provide a better understanding of the significant factors related to the Company's results of operations, financial condition, liquidity and capital resources (including its subsidiary bank, United Bank (UB) and its non-bank subsidiaries). Management is unaware of any trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's operations.

Overview

Net income for the first quarter of 1997 was approximately $257,000, compared to $259,000 for the first quarter of 1996. The before tax income for the first quarter of 1997 was $345,000 compared to $356,000 for the first quarter of 1996. Earnings per share reflected income of $0.06 at March 31, 1997, compared to income of $0.06 per share at March 31, 1996. Earnings per share is calculated on year-to date net income less the unpaid year-to date preferred stock dividends. Unpaid preferred stock dividends accrue at $98,000 per quarter.

Net Interest Income

Net interest income was $1,051,000 for the three months ended March 31, 1997 compared to $992,000 for the same period in 1996, representing an increase of $59,000 or 6%. The volume of average earning assets increased $1,718,000 while average interest bearing liabilities increased $772,000 between March 31, 1996 and 1997. The yield on average earning assets increased 6 basis points from March 31, 1996 to March 31, 1997 while the rate paid on average interest bearing liabilities decreased 8 basis points during the same time period resulting in a increase in the spread between the yield on earning assets and rate paid on interest bearing liabilities of 14 basis points.

Allowance for Loan Losses

The allowance for loan losses was approximately $1,020,000 at March 31, 1997 compared to $908,000 at December 31, 1996 and $593,000 at March 31, 1996. As a percentage of loans, the allowance for loan losses was 1.90%, 1.77% and 1.24% at March 31, 1997, December 31, 1996 and March 31, 1996 respectively.



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Securities

The Company has designated securities as "Held to maturity" or "Available for sale". A comparison of recorded value and market value of securities is as follows (in thousands):

                                             March 31, 1997
Held to maturity:
                              Amortized   Unrealized  Unrealized    Estimated
                                Cost        Gains       Losses    Market value

State & municipals          $    780         17         (1)             796

  Total "Held to maturity"  $    780         17         (1)             796

Available for sale:

U. S. Treasury securities   $  1,094          -        (10)           1,084
Mortgage-backed securities    14,382         51       (170)          14,263
State & municipals             6,013         22        (54)           5,981

 Total "Available for sale"  $21,489         73       (234)          21,328

Non-performing Assets

Non-performing assets, including other real estate, totalled $920,000 at March 31, 1997, an increase of $833,000 from December 31, 1996.

The following table sets forth such loans and other real estate at the dates indicated.-

                                            March 31,    December 31,  March 31,
                                              1997          1996        1996
                                                  (Dollars in thousands)

  Non-accrual loans                             920          87         117
  Loans contractually past due 90 days or more    -           -          -
  Total nonperforming loans                     920          87         117
  Other real estate                              50          47         114

  Total nonperforming assets                    970         134         231

  Nonperforming loans to total loans           1.65%       0.17%       0.24%



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Capital and Liquidity

The Company's primary capital totalled $9,997,000 and $9,731,000 at March 31, 1997 and December 31, 1996, respectively. Equity capital totalled $8,977,000 and $8,823,000 at March 31, 1997 and December 31, 1996, respectively. The Company's ratio of primary capital and equity capital to assets are as follows:

                                            March 31,   December 31,
                                              1997          1996

  Company's primary capital to asset ratio    11.38%       11.28%
  Company's equity capital to asset ratio     10.34        10.34

UB's primary capital totalled $10,007,000 and $9,731,000 at March 31, 1997 and December 31, 1996 respectively. Equity capital totalled $8,987,000 and $8,823,000 at March 31, 1997 and December 31, 1996 respectively. UB's ratio of primary capital and equity capital to assets are as follows:

                                        March 31,    December 31,
                                          1997          1996

  UB's primary capital to asset ratio     11.47%        11.28%
  UB's equity capital to asset ratio      10.42         10.33

UB is subject to certain regulatory capital regulations which require the maintenance of certain levels of capital as a percentage of risk-adjusted assets. These regulations define capital as either core capital (Tier 1) or supplementary capital (Tier 2). Core capital consists primarily of common shareholders' equity, while supplementary capital is comprised of preferred stock, certain debt instruments, and a portion of the allowance for loan losses. As of December 31, 1996, the required core capital was 4.00% and total risk-based capital was 8.00%. UB's core and total risk-based capital exceed regulatory guidelines at March 31, 1997 and December 31, 1996 respectively, and are as follo4ws:

                                     March 31,    December 31,
                                       1997          1996

    Tier 1 capital (core)             14.13%        14.59%
    Tier 2 capital (total risk-based) 15.74         16.09

Accounting Standards Adopted

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The Company adopted this statement on January 1, 1997. The impact of this statement does not have a material effect on the Company's consolidated financial statements.



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                    PART II.  OTHER INFORMATION

Item 1. Legal Proceedings
    The Company and its subsidiaries are not defendants in any legal proceedings.

Item 2.  Changes in Securities
    None

Item 3.  Defaults upon Senior Securities
    None

Item 4. Submission of Matters to a Vote of Securities Holders
        None

Item 5.  Other Information


Item 6.  Exhibits and Reports on Form 8-K
           a.  Exhibits:
               (1)  Exhibit 27-Financial Data Schedule

           b.  None



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                            SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        UNITED OKLAHOMA BANKSHARES, INC.
                                        Registrant

DATE:  May 14, 1997
                                        George N. Cook
                                        Chairman of the Board

                                        June A. O'Steen
                                        Principal Accountant



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